Exhibit 99.1

Hanwha SolarOne Reports First Quarter 2014 Results

SHANGHAI, May14, 2014 — Hanwha SolarOne Co., Ltd. ( “SolarOne” or the “Company”) (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today reported its unaudited financial results for the three months ended March 31, 2014. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (8:00 pm Shanghai Time) on May 14, 2014. A slide presentation with details of the results will also be available on the Company’s website prior to the call.

FIRST QUARTER 2014 HIGHLIGHTS

	4Q13			1Q14			Percentage Change[1]
	(RMB)		(US$)	(RMB)		(US$)	(%)
Net Revenues (Million)	1,294.9		213.9	1,138.4		183.1	-12.1
Shipments (MW)		352.2			323.6		-8.1
ASP (/W)	4.09		0.68	4.27		0.69	+4.4
Gross profit (Million)	183.0		30.2	158.1		25.4	-13.6
Gross margin (%)		14.1			13.9		-20 basis points
Operating (loss)/profit (Million)	(23.7)		(3.9)	21.9		3.5	N/M
Operating margin (%)		-1.8			1.9		+ 370 basis points
Net loss (Million)	(21.8)		(3.6)	(133.4)		(21.5)	-512.0
Net loss per basic ADS	(0.26)		(0.04)	(1.47)		(0.24)	-465.4

1	Percentage changes are calculated based on RMB amounts to eliminate fluctuations in the exchange rate of the dollar.

Mr. Seong-woo Nam, Chairman and CEO of Hanwha SolarOne commented, “Our first quarter results were primarily impacted by (1) a slowdown in demand in China due to seasonality and delayed project installation, as customers anticipated more lucrative government subsidies later this year, and (2) the unexpected devaluation of the Renminbi, which resulted in a foreign exchange loss for the quarter. Our core business remained strong. We continued to maintain our strong position in the Japanese market and made good progress towards filling our allocation in the EU. Our average selling prices remained firm at the high end of peer averages, and we continued to effectively manage operating expenses.”

Chairman Nam noted, “Beginning in the second quarter and for the remainder of the year, demand and shipment volumes look promising. We anticipate up to a 14% increase in shipments from the first quarter to the second quarter. China demand is beginning to warm and a strong second half of the year is expected in this market as the government increases incentives and improves the availability of credit for select companies. We expect business opportunities to develop further in China with cooperation from our strategic partners, including downstream project development.”

Chairman Nam concluded, “There is good potential for cost reduction for the remainder of this year, especially as we increase utilization and reduce costs at our internal ingot and wafer operation. Conversion of existing module lines to full automation beginning mid-year will also cut costs and improve quality. Synergies with Hanwha Q CELLS remain strong, as the companies exchange technology, share manufacturing expertise, integrate supply chains, in each case where practical and appropriate, and continue a meaningful toll arrangement. Finally, we are now prepared to increase cell and module capacity to 1.5 GW and 2.0 GW respectively, positioning us to enter 2015 with higher capacity to meet a significant anticipated increase in demand.”

FIRST QUARTER 2014 RESULTS

•	Total net revenues were RMB1, 138.4 million (US$183.1 million), a decrease of 12.1% from RMB1, 294.9 million in 4Q13, and an increase of 2.3% from RMB1, 112.9 million in 1Q13. The decrease in total net revenues in 1Q14 compared with 4Q13 was primarily due to lower shipments.

•	PV module shipments, including module processing services, were 323.6 MW, an 8.1% decrease from 352.2 MW in 4Q13, and an 11.9% increase from 289.1 MW in 1Q13.

Module revenue by shipping destination 1Q 14

Country	1Q14
Japan	51%
UK	22%
US	8%
Korea	7%
India	3%
Canada	3%
Guatemala	2%
Others	4%

Module revenue by shipping destination 4Q 13

Country	4Q13
Japan	44%
China	16%
US	11%
Germany	7%
Korea	7%
Canada	5%
Spain	2%
Others	8%

•	The Company continues to maintain a strong presence in Japan, representing 51% of module shipments worldwide in 1Q14. The UK market increased substantially this quarter and accounted for 22% of total shipments, due to strong demand for utility-scale solar projects ahead of scheduled incentive changes. Deliveries to the US, Korea and Canada remained relatively stable for the Company at 8%, 7% and 3% for this quarter, respectively. Guatemala entered the geographic mix this quarter after the completion of a previously announced module delivery. China, which represented 16% of shipments the prior quarter, experienced a pause as developers waited for new incentives from the government. We expect activity to increase starting in the second quarter and gain further during the second half of the year. The Company shipped PV modules to 22 countries during 1Q14, including a number of notable new markets. Shipments to Europe and Africa (EA) contributed 24% to total module shipments, Asia Pacific (AP) accounted for 63% and North America (NA) 13%.

•	The average selling price of modules, excluding module processing services, increased to RMB4.27 per watt (US$0.69), from RMB4.09 per watt in 4Q13 and RMB4.12 per watt in 1Q13.

•	Gross profit in 1Q14 was RMB158.1 million (US$25.4 million), compared with a gross profit of RMB183.0 million in 4Q13 and a gross profit of RMB28.9 million in 1Q13. The decrease in gross profit in 1Q14 was primarily due to lower revenues.

•	Gross margin was positive 13.9%, compared with positive 14.1% in 4Q13 and positive 2.6% in 1Q13.

•	The blended cost of goods sold (“COGS”) per watt, excluding module processing services, was US$0.59, representing no change from 4Q13. The blended COGS takes into account the production cost (silicon and non-silicon) using internally sourced wafers, purchase costs and additional processing costs of externally sourced wafers and cells.

•	Operating profit in 1Q14 was RMB21.9 million (US$3.5 million), compared with an operating loss of RMB23.7 million in 4Q13 and an operating loss of RMB128.2 million in 1Q13. Operating margin improved to positive 1.9% from negative 1.8% in 4Q13 and negative 11.5% in 1Q13.

•	Operating expenses as a percentage of total net revenues were 12.0% in 1Q14, compared with 16.0% in 4Q13 and 14.1% in 1Q13.

•	Interest expense was RMB89.0 million (US$14.3million), compared with RMB85.4 million in 4Q13 and RMB75.8 million in 1Q13.

•	The Company recorded a net loss of RMB72.7 million (US$11.7 million), which included a foreign exchange loss and a loss from the change in fair value of derivatives in hedging activities. The Company recorded a net gain of RMB43.7 million in 4Q13 and a net loss of RMB23.8 million in 1Q13 for the foreign exchange gain/loss and the gain from change in fair value of derivatives in hedging activities.

•	Loss from the change in fair value of the conversion feature of the Company’s convertible bonds was RMB0.3 million (US$0.05 million), compared with a gain of RMB32.6 million in 4Q13 and a gain of RMB2.1 million in 1Q13. This line item has fluctuated, and is expected to continue to fluctuate quarter-to-quarter, based on changes in the Company’s ADS price. The Company has no direct control over the fluctuations.

•	Net loss attributable to shareholders on a non-GAAP basis[1] was RMB98.8 million (US$15.9 million), compared with a net loss attributable to shareholders of RMB25.4 million in 4Q13 and a net loss attributable to shareholders of RMB202.9 million in 1Q13.

•	Net loss per basic ADS on a non-GAAP basis was RMB1.09 (US$0.17), compared with net loss per basic ADS on a non-GAAP basis of RMB0.30 in 4Q13 and net loss per basic ADS on a non-GAAP basis of RMB2.40 in 1Q13.

•	Net loss attributable to shareholders on a GAAP basis was RMB133.4 million (US$21.5 million), compared with net loss attributable to shareholders of RMB21.8 million in 4Q13 and net loss attributable to shareholders of RMB225.9 million in 1Q13.

•	Net loss per basic ADS on a GAAP basis was RMB1.47 (US$0.24), compared with net loss per basic ADS of RMB0.26 in 4Q13 and net loss per basic ADS of RMB2.67 in 1Q13.

•	Annualized ROE on a non-GAAP basis was negative 24.6% in 1Q14, compared with negative 6.3% in 4Q13 and negative 36.2% in 1Q13.

•	Annualized ROE on a GAAP basis was negative 28.4% in 4Q13, compared with negative 4.6% in 4Q13 and negative 34.3% in 1Q13.

1	All non-GAAP numbers used in this press release exclude the accounting impact from the adoption of ASC 815-40, which relates to the accounting treatment for the convertible bonds. Please refer to the attached financial statements for the reconciliation between the GAAP and non-GAAP financial results.

FINANCIAL POSITION

As of March 31, 2014, the Company had cash and cash equivalents of RMB1,078.6 million (US$173.5 million) and net working capital of RMB140.1 million (US$22.5 million), compared with cash and cash equivalents of RMB1,249.5 million and net working capital of RMB591.1 million as of December 31, 2013. Total short-term bank borrowings (including the current portion of long-term bank borrowings) were RMB1, 519.5 million (US$244.4 million) as of March 31, 2014, compared with RMB1, 339.7 million as of December 31, 2013. As of March 31 2014 the Company’s convertible bonds are classified as a current liability and totaled RMB509.2 million (US$81.9 million). Holders of the convertible bonds have the option to require the Company to redeem the notes on January 15, 2015. The Company has from time to time been buying back its convertible bonds since January 1, 2012 and may do so in the future, subject to market conditions and other factors. The Company has repurchased convertible bonds to the value of approximately US$72 million out of US$172.5 million in face value as of March 31, 2014. Following the close of 1Q14, the Company repurchased an additional US$9.5 million of convertible bonds.

As of March 31, 2014, the Company had total long-term debt of RMB2, 985.0 million (US$480.2 million), which is comprised of long-term bank borrowings and long-term notes. The Company’s long-term bank borrowings are to be repaid in installments until their maturities ranging from 1 to 3 years. The Company’s long-term notes are to be repaid in 2 years.

Net cash used in operating activities in 1Q14 was RMB290.5 million (US$46.7 million), compared with net cash provided in operating activities of RMB258.9 million in 4Q13 and net cash used in operating activities of RMB54.1 million in 1Q13. The change in operating cash flow was primarily due to an increase in net loss, as well as, a negative change in restricted cash and accounts and notes payable.

As of March 31, 2014, accounts receivable were RMB824.5million (US$132.6 million), compared with RMB744.7 million as of December 31, 2013 and RMB1, 131.6 million as of March 31, 2013. Days sales outstanding (“DSO”) increased to 116 days in 1Q14 from 103 days in 4Q13 and 127 days in 1Q13. As of March 31, 2014, inventories increased to RMB779.6 million (US$125.4 million) from RMB752.3 million as of December 31, 2013 and RMB776.9 million as of March 31, 2013. Day’s inventory was 70 days in 1Q14 compared with 63 days in 4Q13 and 67 days in 1Q13.

Capital expenditures were RMB31.6 million (US$5.1 million) in 1Q14.

CAPACITY STATUS

As of March 31, 2014, the Company had production capacity of 800 MW for ingot and wafer, 1.3 GW for cell and 1.5 GW for module. The Company is aiming to expand cell and module capacities to 1.5 GW and 2.0 GW, respectively, by the end of 2014.

SUBSEQUENT EVENTS

Following the close of the first quarter, several changes were announced to the management team and board of directors. Chairman and CEO Ki-Joon HONG retired from his various roles within the Hanwha organization, including his management and board capacities at Hanwha SolarOne. Seong-woo Nam was named his replacement as both Chairman and CEO. Mr. Nam joins Hanwha SolarOne from Samsung Electronics where he most recently led their large and growing IT Solutions Business. Also, Min-Su KIM resigned as President and member of the board. His board seat was filled by Jay SEO, current Chief Financial Officer and Head of China Business for Hanwha SolarOne.

BUSINESS OUTLOOK

The Company provides the following guidance based on current operating trends and market conditions.

For the second quarter 2014 the Company expects:

•	Module shipments of 350 – 370MW

For the full year 2014, the Company expects:

•	Module shipments between 1.5 – 1.6 GW of which about 25-30% will be for PV module processing services

•	Capital expenditures of $80 million largely for automation of existing manufacturing lines, as well as, cell module capacity expansions to 1.5 GW and 2.0 GW respectively

•	Gross margins targeted in the range of 15-20%

CONFERENCE CALL

The Company will host a conference call to discuss the second quarter results at 8:00 AM Eastern Time (8:00 PM Shanghai Time) on May 14, 2014.

Mr. Seong-woo Nam, Chairman and CEO; Mr. Jung Pyo SEO, Chief Financial Officer; and Mr. Paul Combs, Vice President of Investor Relations, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

• U.S. Toll Free Number:	18665194004

• International dial-in Number:	+65 67239381

• China Toll Free Numbers:	8008190121 4006208038

Passcode: HSOL

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.hanwha-solarone.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

• U.S. Toll Free Number:	18554525696

• International dial-in Number:	+61 2 8199 0299

• China Domestic Toll Free Numbers:	8008700205 (Mandarin) 4006022065

Conference ID 38616442

Encore Dates: 14/05/2014 11:00 ET - 22/05/2014 23:59 ET

FOREIGN CURRENCY CONVERSION

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board as of March 31, 2014, which was RMB6.2164 to US$1.00, except for the conversion of Renminbi into U.S. dollars for 4Q13 which is based on the exchange rate of RMB6.0537 to US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board as of December 31, 2013 and the conversion of Renminbi into U.S. dollars for 1Q13 which is based on the exchange rate of RMB6.2108 to US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board as of March 29, 2013 . No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2014 or at any other date. Percentage changes stated in this press release are calculated based on Renminbi amounts.

USE OF NON-GAAP FINANCIAL MEASURES

The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the accounting impact of ASC 815-40 had not been recorded. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include 2Q and full-year 2014 estimates for PV product shipments, average selling prices, production capacities and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically-integrated manufacturer of silicon ingots, wafers, PV cells and modules. Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third-party distributors, OEM manufacturers, and systems integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets. The Company maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. Hanwha Group, Hanwha SolarOne’s largest shareholder, is active in solar project development and financing, and plans to produce polysilicon in the future. For more information, please visit: http://www.hanwha-solarone.com.

For further information, please contact:

Hanwha SolarOne Co., Ltd.

Investor Contact:

Paul Combs

V.P. Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co., Ltd.